Exhibit 1

Notice to Shareholders in Connection with Distribution of Shagrir Shares (the “Spin-Off”)

As previously announced, Pointer Telocation Ltd. (“Pointer”) (NASDAQ: PNTR, TASE: PNTR) plans to distribute, on a pro rata basis, at least 95% of the ordinary shares of Shagrir Group Vehicle Services Ltd. (“Shagrir”) held by Pointer, to holders of Pointer’s ordinary shares (the “Pointer Shares”) (the “Pointer Shareholders”). The remaining shares of Shagrir will be held by the employees of Shagrir as part of Shagrir’s employee incentive scheme, and by a broker or brokers who will be issued Shagrir Shares for the purpose of their sale to the public over the 12 month period following the distribution. The exact percentage of Shagrir Shares to be distributed to Pointer Shareholders, will be described in an Information Statement to be filed with the SEC by no later than the end of May 2016.

All of the shareholders of Pointer as of the close of trading on June 7, 2016 (the “Record Date”), will be entitled to receive shares of Shagrir (the “Shagrir Shares”). The distribution itself is expected to occur on or about June 23, 2016 (the “Distribution Date”). After the completion of the distribution, Pointer will no longer hold any Shagrir Shares. It should be noted that trading of the Shagrir Shares on the Tel Aviv Stock Exchange (the “TASE”) is anticipated to start approximately two business days following the Distribution Date.

The TASE’s ex-dividend date, which is the date on which the Pointer Shares will begin trading on the TASE without the entitlement to the Distribution, will also be June 7, 2016 (the “TASE Ex-Dividend Date”). The TASE will manually adjust the price of the Pointer Shares on the TASE Ex-Dividend Date to reflect the reduction in value of the Pointer Shares as a result of the distribution of the Shagrir Shares.

In order to align with the practice of the TASE, the ex-dividend date of the NASDAQ Capital Market, which is the date on which the Pointer Shares will begin trading on the NASDAQ Capital Market without the entitlement to the Distribution, will also be the same date as the Record Date. The NASDAQ Capital Market will not make any adjustment to the price of the Pointer Shares on the ex-dividend date, but will publish an announcement prior to the opening of business regarding the occurrence of the TASE Ex-Dividend Date. We anticipate that brokers on the NASDAQ Capital Market will revise their price quotations accordingly.

All Pointer Shareholders should carefully note the following to ensure their Shagrir Shares are received in a timely manner. Action may be required on your part.

Record Holders (Holders of Physical Certificates):

Stock certificates for Shagrir Shares cannot be issued as TASE-only companies do not issue stock certificates. As a result, Pointer Shareholders who purchase their Pointer Shares prior to the Record Date must do one of the following prior to June 17, 2016:

(i)	Move their Pointer Shares into a brokerage account with a US broker, bank, nominee, or other institution that is able to effect settlement of foreign (Israeli) shares (an “Eligible US Broker”); or
(ii)	Move their Pointer Shares into a brokerage account in Israel (a “TASE Member”);

If neither of the above steps is taken, the Shagrir Shares will be deposited in a segregated escrow account in Israel (the “Unidentified Shareholder Escrow Account”) managed by ESOP Management & Trust Services Ltd., (the "Unidentified Shareholder Escrow Agent") pending proper instructions from the Pointer Shareholder.

NASDAQ Beneficial Holders:

Please note that as the Shagrir Shares will not be listed on a U.S. stock exchange, only an Eligible US Broker will be able to credit the Shagrir Shares to shareholders that hold NASDAQ traded Pointer Shares. As a result, Pointer Shareholders are encouraged to contact their bank or broker for any questions regarding the mechanics of having Shagrir Shares credited to their accounts.

For shareholders that hold Pointer Shares at an Eligible US Broker, it is anticipated that it will take approximately three business days from the Distribution Date for the account to be credited with the Shagrir Shares.

In order to receive the Shagrir Shares, Shareholders that hold Pointer Shares at a broker that is not an Eligible US Broker, must prior to June 17, 2016, do one of the following:

(i)	Open an account with a US Eligible Broker;
(ii)	Open an account with an Israeli brokerage account (TASE member); or
(iii)	Provide settlement instructions to your US broker for delivery of the Shagrir Shares to a TASE Member.

If none of the above steps are taken, the Shagrir Shares will be deposited in the Unidentified Shareholder Escrow Account pending proper instructions.

TASE Beneficial Holders:

For shareholders that hold Pointer Shares through the TASE, it is anticipated that it will take approximately two business days from the Distribution Date for the shareholder’s Israeli account to be credited with the Shagrir shares.

Tax Matters:

Holders of Pointer Shares which are traded on the TASE will receive their full entitlement of Shagrir Shares and the TASE Member to which the Shagrir Shares will be distributed will withhold the applicable rate of tax.

The distribution of Shagrir Shares in the Spin-off to holders of Pointer Shares which are traded on the NASDAQ Capital Market, will be subject to backup withholding tax at a rate of 25%.

In respect of those of you who hold Pointer Shares which are traded on the NASDAQ Capital Market, Pointer will satisfy its backup withholding obligation by depositing 25% of the Shagrir Shares (the “Withholding Shares”) to which you are entitled, into a segregated tax escrow account in Israel (also managed by ESOP Management & Trust Services Ltd.) (the “Tax Escrow Agent”). The Tax Escrow Agent will sell, over a 180 day period following the commencement of the trading of the Shagrir Shares on the TASE, such number of Withholding Shares which will yield proceeds (the “Withholding Amount”) equal to an amount calculated by multiplying 25% of the Shagrir Shares to which you are entitled by the average closing price of the Shagrir Shares (the “Average PPS”) during the 3- trading days immediately following the commencement of trade of the Shagrir Shares on the TASE (the “Assessment Period”), and any remaining Shagrir Shares will be paid into the Unidentified Shareholder Escrow Account, where you will be entitled to reclaim them subject to provision of evidence to the satisfaction of the Unidentified Shareholder Escrow Agent. Any shortfall in withholding taxes to be paid, will be covered by Pointer.

In the event that your Shagrir Shares are to be distributed to a TASE Member on behalf of your Eligible US Broker (the “Applicable TASE Member”), such Applicable TASE Member will be entitled to provide the Tax Escrow Agent prior to the Distribution Date, with a declaration stating that it will withhold the applicable withholding tax and upon receipt of such declaration, the Tax Escrow Agent will release to the TASE Member a number of Shagrir Shares equal to your applicable number of Withholding Shares. In such an event, unless you can provide a valid Israeli withholding tax exemption certificate (an “Exemption Certificate”), the Applicable TASE Member will be required to pay to the Israel Tax Authority an amount equal to the Withholding Amount, and will sell such number of Withholding Shares (and if necessary additional Shagrir Shares) you hold, or take such other action agreed between you and the TASE Member, as is necessary to cover this. Pointer will not be responsible for any shortfall in withholding taxes.

Record Holders who provide Pointer with an Exemption Certificate prior to the Distribution will, subject to Pointer’s discretion, receive their full entitlement to Shagrir Shares upon Distribution, subject to the terms of the Exemption Certificate.

Further Information:

An Information Statement will be made available and filed with the SEC in the coming days with further information about Shagrir and the Spin-Off.

Spinoff helpline:

Any Pointer Shareholder with questions on the spinoff of Shagrir Shares may telephone DF King, the Company’s information agent, at (800) 334-0384 (Toll-Free) or (212) 493-3918 from 8.30 a.m. to 5.30 p.m. EST, Monday to Friday. Note that the shareholder helpline will be limited to providing you with information contained in this document and the Information Statement.